Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China

October 1, 2021

VIA EDGAR

Jeffrey Lewis
Shannon Menjivar
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Q&K International Group Limited (the “Company”) Form 20-F for the fiscal year ended September 30, 2020 (“FY 2020 20-F”) Filed February 16, 2021 File No. 001-39111

Dear Mr. Lewis and Ms. Menjivar:

With respect to the comment letter dated on September 20, 2021 from the staff of the Securities and Exchange Commission regarding the Company’s FY 2020 20-F, the Company would like to request an extension to respond to the comment letter.

The Company received the comment letter only on September 27, 2021, seven days after the date of the Letter.  In addition, China has a week-long public holiday from October 1 to October 7, and as a result, the Company has limited resources to work on the response. The Company respectfully requests an extension to respond to the comment letter and will provide its responses as well as the revised FY 2020 20-F via EDGAR as soon as possible, and in any event no later than November 1, 2021.

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If you have any additional questions or comments regarding the FY 2020 20-F, please contact the undersigned at +86-21-6422-8532 or the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,
By:/s/ Zhichen (Frank) Sun

Name: Zhichen (Frank) Sun

Title: Chief Financial Officer

cc:	Mr. Chengcai Qu, Chairman of the board of directors, chief executive officer, chief operating officer and vice president, Q&K International Group Limited

Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

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